Exhibit 1.3

China.com Inc.’s Online Game Subsidiary Achieved 9 Million
Registered Accounts and 215,000 Highest Peak Concurrent Users
After Two Months of Commercialization

Hong Kong, September 28, 2005 – China.com Inc. (the “Company” or “China.com”; Hong Kong Stock Code: 8006), an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA) today announced that the Company’s 48%-owned online gaming subsidiary, Beijing 17game Network Technology Co. Ltd. (“17game”), has achieved over 9.0 million registered accounts to its game, Yulgang – just two months following the game’s commercial launch on July 15, 2005. Yulgang is a massively multiplayer online role-playing game (MMORPG) with 2.5D graphics and cartoon-style characters developed by MGame in Korea. The remaining 52% of 17game is owned by 17game’s founders and employees and the Company has a right to buy these remaining shares of 17game that it does not otherwise own.

Since the game was launched commercially in mid July, it has reached its highest level of concurrent users during peak usage periods of over 215,000. 17game has pioneered the “free-to-play and pay-for-virtual-merchandise” business model for MMORPGs in China, and the company expects to see further traction in the coming quarters.

17Game continues to remain dedicated to delivering unparalleled service to Chinese gamers with fully localized content and expanded around-the-clock customer support. 17game is expanding its online and offline promotions and marketing initiatives to target additional user demographics and geographic regions.

“We are very extremely pleased with the promising results of Yulgang during the first two month of commercialization. We believe that the game has established itself as one of only two successfully launched MMORPG in China this year and is now one of the top five such games in the market today” said Rudy Chan, CEO of China.com Inc. “We are encouraged by the initial success of Yulgang, and will further invest additional resources to ensure further traction in the coming quarters.”

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. The company has approximately 2,000 employees with operations in 17 countries.

For more information about CDC Corporation., please visit the website www.cdccorporation.net.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

For more information about China.com Inc., please visit the website www.inc-china.com.

About 17Game
17game is a Beijing based online games company which has launched and distributed several successful online games in the China market, including Droiyan, Trivia, and Yulgang. Launched in mid July this year, Yulgang is one of the most popular games in the China market according to an online survey conducted in China. 17game’s distribution network in China includes Internet cafes, software distributors, bookstores and department stores. In 2004, 17game has licensed and launched two online games – Travia and Yulgang.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of the various management appointments at the company including building momentum and capitalizing on the synergies within the software group. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations	Investor Relations
Anne Yu Vice President, Corporate Planning Tel : (852) 2237 7020 Fax: (852) 2571 0410 media@cdccorporation.net	Craig Celek Vice President, Investor Relations Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 craig.celek@cdccorporation.net